August 15, 2008
Securities and Exchange Commission
Division of Corporation Finance
100 F St., N.E.
Washington, D.C. 20549

Attention:	H. Roger Schwall John W. Madison Sandy Eisen Tim Levenberg Chris White

Re:	Smith International, Inc.
Form S-4 (File No. 333-151897) filed June 24, 2008 and amended June 25, 2008 and July 21, 2008
Form 10-K (File No. 01-08514) filed February 29, 2008
Schedule 14A (File No. 1-08514) filed April 11, 2008
Ladies and Gentlemen:
     On behalf of Smith International, Inc. (the “Company” or “we”), I hereby submit the following responses to the additional comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the letter from the Division of Corporation Finance, dated August 13, 2008, with respect to the above-referenced filings.
     This letter is being filed with the Commission electronically via the EDGAR system today and a hard copy of this letter will also be delivered to you by overnight mail.
     For the convenience of the Staff, each of the Staff’s comments is reproduced below and is followed by the corresponding response of the Company.
General
1.	We have reviewed your letter filed on EDGAR on August 11, 2008 and concur with your proposal to provide information pertaining to the company’s business in Iran, Syria and Sudan in your next Form 10-K. Also, if you amend the S-4, please include the proposed language in the amended S-4.

Response:

The Company will include the proposed language set forth in our response letter dated August 11, 2008 in our next Form 10-K and our next amendment to the Form S-4.
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     This is to confirm that we acknowledge the following:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact the undersigned (telephone no. 281-233-5400) should you require further information or have any questions.

Sincerely,
/s/ Richard E. Chandler, Jr.
Richard E. Chandler, Jr.
Senior Vice President, General Counsel and Secretary